Acer Therapeutics Inc.

One Gateway Center, Suite 351

300 Washington Street

Newton, MA 02458

April 28, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0409

Attention:	Michael Davis

Re:	Acer Therapeutics Inc.
Registration Statement on Form S-3
File No. 333-264378
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Acer Therapeutics Inc. hereby requests that the effective date of the above-captioned registration statement on Form S-3 (the “Registration Statement”) be accelerated to 5:00 p.m., Eastern Time, on Monday, May 2, 2022, or as soon thereafter as may be practicable.

Sincerely,

ACER THERAPEUTICS INC.

By:	/s/ Harry S. Palmin
Name:	Harry S. Palmin
Title:	Chief Operating Officer and Chief Financial Officer

cc:	Patty M. DeGaetano, Esq.